

AR/S

P.E.
12-31-02

0-439

2002 Annual Report

APR 14 2003

PROCESSED
APR 15 2003
THOMSON
FINANCIAL

AMERICAN LOCKER GROUP
INCORPORATED

TO OUR STOCKHOLDERS:

The Company recorded sales of $40,670,721 in 2002, an increase of 2.6% over the previous year. Security Manufacturing Corporation, acquired by the Company in July of 2001, contributed only six months of sales in 2001 compared to the full twelve months of 2002. Total consolidated earnings were nearly the same year over year; pre-tax income of $4,972,307 was up .7% and net income of $3,002,828 was down 1.2%.

During 2002 the Company made several block purchases of outstanding stock. By the end of 2002 the actual number of outstanding shares was 1,517,146, a decrease of 525,900 from the previous year. While absolute earnings did not grow in the soft economic climate of 2002, earnings per share ("EPS") benefited considerably from the buyback of shares. EPS on a diluted basis, calculated using a weighted average of outstanding shares, was $1.54 in 2002 compared to $1.47 in 2001, an increase of 4.8%.

With the acquisition of Security Manufacturing Corporation in 2001 the Company undertook a long-term debt obligation that stood at $9,933,813 at the end of 2002. The Company has been able to service its debt with cash flow generated by operations. Interest expense in 2002 was $670,144.

Earnings before interest and tax in 2002 were $5,642,451 compared to $5,381,719 in 2001, an increase of 4.8%.

The Company continues to be a leader in the manufacture and sale of specialty lockers and postal compartments in North America. Today, more than ever, the use of dependable and secure locker systems can not be taken for granted. In markets such as recreation, mail delivery, law enforcement, shopping, education, and the work place, the Company has provided innovative products that meet the ever-growing need of a security conscious public.

The Company continues its long-term and constructive relationship with the United States Postal Service by supplying both polycarbonate and aluminum Cluster Box Units through two of its subsidiaries. Within the postal market itself the Company has diversified by increasing its penetration in the private postal market. Overall with the introduction of new products and improvements on staple products, the Company is confident in its ability to further diversify over a broad range of markets. Shareholders are invited to learn more about our products by visiting us online at both www.*americanlocker.com* and www.*securitymanufacturing.com*.

We thank the directors, employees and staff members of American Locker Group Incorporated who helped make the challenging year of 2002 a year of respectable performance. Our gratitude is also extended to the Company's customers, suppliers and shareholders for their continuing encouragement and support.



Edward F. Ruttenberg
Chairman
and Chief Executive Officer



Roy J. Glosser
President, Chief Operating Officer
and Treasurer

Notice of Annual Meeting

The Annual Meeting of Stockholders of American Locker Group Incorporated will be held on Tuesday, May 13, 2003, at 10:00 a.m. at the offices of Kirkpatrick & Lockhart LLP, Oliver Building (2nd Floor), 525 Smithfield Street, Pittsburgh, Pennsylvania.

A copy of American Locker Group Incorporated's Annual Report to the Securities and Exchange Commission (Form 10-K) may be obtained at no charge to any stockholder by writing to:

Secretary
American Locker Group Incorporated
608 Allen Street
Jamestown, New York 14702


AMERICAN
LOCKER GROUP
INCORPORATED


ALGI
NASDAQ
LISTED

U. S. Securities and Exchange Commission
Washington, D.C. 20549
Form 10-K

[X] Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

[ ] Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______.

Commission file number 0-439

American Locker Group Incorporated
(Exact Name of registrant as specified in its charter)

Delaware	16-0338330
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

608 Allen Street, Jamestown, New York	14701-3966
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) 1-716-664-9600
Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
None	

Securities registered under Section 12(g) of the Exchange Act:

Common Stock Par Value $1.00 Per Share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No _.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained in this form, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

At March 12, 2003, the Registrant had outstanding 1,517,146 shares of its Common Stock. The aggregate market value of the Registrant's voting stock held by non-affiliates on the last business day of the registrant's most recently completed second fiscal quarter was approximately $19,051,000, based on the closing price per share of Common Stock on this date of $14.00 as reported on the NASDAQ. Shares of Common Stock known by the Registrant to be beneficially owned by directors of the Registrant and officers of the Registrant and other persons reporting beneficial ownership of 5% or more of Common Stock pursuant to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are not included in the computation. The Registrant, however, has made no determination that such persons are "affiliates" within the meaning of Rule 12b-2 under the Exchange Act.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Stockholders' Meeting to be held May 13, 2003, are incorporated by reference into Part III.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

American Locker Group Incorporated (the "Company") is engaged primarily in the sale and rental of lockers. This includes coin, key-only, and electronically controlled checking lockers and related locks and plastic and aluminum centralized mail and parcel distribution lockers. The key controlled checking lockers are sold to the recreational and transportation industries, bookstores, military posts, law enforcement agencies, libraries and for export. The electronically controlled lockers are sold for use as secure storage in the business environment and the electronically controlled, coin operated lockers are sold for use in transportation industry and other uses. The plastic and aluminum centralized mail and parcel distribution lockers are sold to the United States Postal Service ("USPS") and to distributors and resellers for use in centralized mail and parcel delivery in new housing and industrial developments, inside postal lobbies and apartment buildings and for replacement of older style lockers in existing locations.

The Company is an engineering, assembling, manufacturing and marketing enterprise.

The Company was incorporated on December 15, 1958, as a subsidiary of its former publicly owned parent. In April 1964, the Company's shares were distributed to the stockholders of its former parent, and it became a publicly held corporation. From 1965 to 1989, the Company acquired and disposed of a number of businesses including the disposition of its original voting machine business.

On July 6, 2001, the Company acquired Security Manufacturing Corporation (SMC). SMC manufactures aluminum cluster box units, which are sold to the USPS and private markets, as well as other mail delivery receptacles. The Company made this acquisition to increase its product offerings to existing customers, provide additional products to attract new customers and to increase its share in the postal market.

One of the Company's subsidiaries is a party to a Manufacturing Agreement dated October 1, 2000 with Signore, Inc., formerly a wholly owned subsidiary of the Company, to furnish fabricating, assembly and shipping services. The Agreement, which replaced a similar agreement dated January 1, 1990, became effective October 1, 2000 and is for a term of three years, with options to extend the agreement to August 31, 2007. The Agreement provides that the cost to the Company for these services be equal to Signore's standard cost divided by 80%.

Business Segment Information

The Company, including its foreign subsidiary, is engaged in one business: sale and rental of lockers, including coin, key-only and electronically controlled checking lockers and locks and the sale of plastic and aluminum centralized mail and parcel distribution lockers.

The Company has developed a range of products to support the United States Postal Service (USPS) Centralized Delivery program. Outdoor Parcel Lockers (OPLs) are used by the USPS for delivery of parcels. Since March 1989, the Company has shipped over 169,000 plastic OPLs to the USPS. Cluster Box Units (CBUs) are used by the USPS for delivery of letters and parcels and for the collection of outgoing mail. In November 1994, the Company negotiated a contract to sell Type Three plastic CBUs in quantity to the United States Postal Service. The Company, including SMC, is approved to ship Type One, Two, Three and Four plastic CBUs, and Type Two, Three and Four aluminum CBUs. As of March 13, 2003, plastic Cluster Box Units with aggregate invoice prices in excess of $165 million have been shipped to the United States Postal Service pursuant to the 1994 contract and subsequent contracts. Components of these units are made by outside vendors and the units are assembled by the Company's wholly-owned subsidiary, American Locker Security Systems, Inc. (ALSSI). The units are sold directly by ALSSI to the USPS. Aluminum CBUs are manufactured by SMC and sold directly to the USPS are private markets.

The checking lockers are fabricated by Signore, Inc. and are marketed in the United States by ALSSI. Lockers for the Canadian market are manufactured by Signore, Inc. with locks supplied from ALSSI. Lockers are marketed in Canada by the Canadian Locker Company, Ltd. ("Canadian Locker"), a wholly-owned subsidiary. These sales are made outright, through salaried employees and distributors, to customers who need storage facilities requiring a key controlled lock system in the recreational, governmental and institutional type industries. Canadian Locker also owns and operates coin operated lockers in air, bus and rail terminals and retail locations in Canada. ALSSI manufactures the lock system, which is coin or key controlled and operated, for use in lockers sold by ALSSI and Canadian Locker. ALSSI also provides nationwide and Canadian maintenance and repair services with respect to coin operated lockers previously sold by ALSSI. The Company has developed an electronic coin operated baggage cart system and is operating the system at one major U.S. airport and has sold the system to third-party operators for use in two U.S. airports. The Company also sells this vending system to shopping centers for the rental of shopping carts.

Additional information with respect to business segment data, including significant customers, is disclosed in Note 13 of the financial statements included in Item 8 of this Form 10-K.

Competition

While the Company is not aware of any reliable trade statistics, it believes that its subsidiaries, ALSSI and Canadian Locker are the dominant suppliers of key controlled checking lockers in the United States and Canada. However, the Company faces more active competition from several other manufacturers of locker products sold to the United States Postal Service and other purchasers.

Raw Materials

Present sources of supplies and raw materials incorporated into the Company's metal, aluminum and plastic lockers and locks are generally considered to be adequate and are currently available in the market place. The Company's supplier of polycarbonate plastic which is used in the parcel lockers and CBUs entered this market in March 1992 and is presently supplying this raw material which meets strict specifications imposed by the United States Postal Service. In the event the present supplier declines to continue to supply this material, the Company would be required to seek an alternate source of supply.

The Company's metal coin operated and electronic lockers are manufactured by Signore, Inc. pursuant to the Manufacturing Agreement, except for the locks, which are manufactured by ALSSI. The Company's aluminum CBUs and mailboxes are manufactured and sold by the Company's subsidiary, Security Manufacturing Corporation.

Patents

The Company owns a number of patents, none of which it considers material to the conduct of its business.

Employees

The Company and its subsidiaries actively employed 161 individuals on a full-time basis as of December 31, 2002, in its businesses, 11 of whom are in Canada. The Company considers its relations with its employees to be satisfactory. None of the Company's employees are represented by a union.

Dependence on Material Customer

During 2002, 2001 and 2000, one customer, the United States Postal Service, accounted for 56.4%, 63.1%, and 70.9% of net sales, respectively. The loss of this customer, or a reduction in its orders, could adversely affect the Company's operations and financial results.

Research and Development

The Company engages in research and development activities relating to new and improved products. It expended $174,000, $91,000, and $93,000 in 2002, 2001 and 2000, respectively, for such activity in its continuing businesses.

Compliance with Environmental Laws and Regulations

Based on the information available to it, the Company believes that it is in compliance with present federal, state and local environmental laws and regulations.

In December 1998, the Company was named as a defendant in a lawsuit titled "Roberta Raiport, et al. v. Gowanda Electronics Corp. And American Locker Group, Inc." pending in the State of New York Supreme Court, County of Cattaragus. The suit involves property located in Gowanda, New York, which was sold by the Company to Gowanda Electronics Corp. prior to 1980. The plaintiffs, current or former property owners in Gowanda, New York, assert that defendants each operated machine shops at the site during their respective periods of ownership and that as a result of such operation, soil and groundwater contamination occurred which has adversely affected the plaintiffs and the value of plaintiffs' properties. The plaintiffs assert a number of causes of action and seek compensatory damages of $5,000,000 related to alleged diminution of property values, $3,000,000 for economic losses and "disruption to plaintiffs' lives," $10,000,000 for "nuisance, inconveniences and disruption to plaintiffs' lives," $25,000,000 in punitive damages, and $15,000,000 to establish a "trust account" for monitoring indoor air quality and other remedies." The Company believes that its potential liability with respect to this site, if any, is not material. Therefore, based on the information currently available, management does not believe the outcome of this suit will have a material adverse impact on the Company's operations or financial condition. Defense of this case has been assumed by the Company's insurance carrier, subject to a reservation of rights.

On July 30, 2001, the Company received a letter from the New York State Department of Environmental Conservation (the "DEC") advising the Company that it is a potentially responsible party with respect to environmental contamination at the site mentioned above located in Gowanda, New York, which was sold by the Company to Gowanda Electronics Corp. prior to 1980. The letter from the DEC states that a Remedial Investigation and Feasibility Study has been conducted at the site and a remediation plan selected. Based on information currently available, the Company believes that its potential liability with respect to current action by the DEC with regard to this site will not have a material adverse impact on the Company's operations or financial condition. Defense of this matter has been assumed by the Company's insurance carrier, subject to a reservation of rights.

General

Backlog of orders is not significant in the Company's business as shipments usually are made shortly after orders are received. The Company's sales do not have marked seasonal variations.

Executive Officers of the Company

Name	Age	Office Held with Company	Year First Assumed Position
Edward F. Ruttenberg	56	Chairman of the Board and Chief Executive Officer	1998
Roy J. Glosser	42	President, Chief Operating Officer and Treasurer	1996

Mr. E.F. Ruttenberg has been employed in his positions since September, 1998. Prior to that date he served as Vice Chairman of the Company. Mr. Glosser assumed his position as President and Chief Operating Officer in May 1996 and became Treasurer in September 1998. Prior to that date, Mr. Glosser served as Vice President - Operations of the Company since 1995 and has been employed by the Company since 1992 in operations and product development.

There are no arrangements or understandings pursuant to which any of the officers were elected as officers, except for an employment contract between the Company and Roy J. Glosser and an employment contract between the Company and Edward F. Ruttenberg. Except as provided in such employment contracts, all officers hold office for one year and until their successors are elected and qualified; provided, however, that any officer is subject to removal with or without cause, at any time, by a vote of the majority of the Board of Directors.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions material to the evaluation of the ability and integrity of any executive officer during the past five years.

Available Information

The Company files with the U.S. Securities and Exchange Commission quarterly and annual reports on Forms 10-Q and 10-K, respectively, current reports on Form 8-K, and proxy statements pursuant to the Securities Exchange Act of 1934, in addition to other information as required. The public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1 (800) SEC-0330. The Company files this information with the SEC electronically, and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company also maintains a web site at http://www.americanlocker.com.

ITEM 2. DESCRIPTION OF PROPERTY

The location and approximate floor space of the Company's principal plants, warehouses and office facilities are as follows (* indicates leased facility):

Location	Subsidiary	Approximate Floor Space In Sq. Ft.	Use
Jamestown, NY	Principal Executive Office American Locker Company, Inc. and American Locker Security Systems, Inc.	37,000*	Office space/ Assembly and Warehouse
Jamestown, NY	American Locker Security Systems, Inc.	30,200*	Assembly and Warehouse
Pittsburgh, PA	Executive Office	200*	Office space
Ellicottville, NY	American Locker Security Systems, Inc. - Lock Shop	12,800	Lock manufacturing service and repair
Toronto, Ontario	Canadian Locker Company, Ltd.	4,000*	Coin-operated lockers and locks
Toronto, Ontario	Canadian Locker Company, Ltd.	3,000*	Warehouse
Grapevine, TX	Security Manufacturing Corporation	70,000	Manufacturing and office
	TOTAL	157,200	

The Company believes that its facilities, which are of varying ages and types of construction and the machinery and equipment utilized in such facilities, are in good condition and are adequate for its presently contemplated needs. All facilities are leased except for the Ellicottville, New York and Grapevine, Texas facility. The leases on these properties terminate at various times from 2003 through 2004, with options available to extend certain leases through 2007.

ITEM 3. LEGAL PROCEEDINGS

In September 1998 and subsequent months, the Company was named as an additional defendant in approximately 140 cases pending in state court in Massachusetts. The plaintiffs in each case assert that a division of the Company manufactured and furnished to various shipyards components containing asbestos during the period from 1948 to 1972 and that injuries resulted from exposure to such products. The assets of this division were sold by the Company in 1973. During the process of discovery in certain of these actions, documents from sources outside the Company have been produced which indicate that the Company appears to have been included in the chain of title for certain wall panels which contained asbestos and which were delivered to the Massachusetts shipyards. Defense of these cases has been assumed by the Company's insurance carrier, subject to a reservation of rights. As of March 10, 2003, settlement agreements have been entered in 14 cases with funds authorized and provided by the Company's insurance carrier. Further, over 70 cases originally filed in 1995, 1996, 1997, 1998 and 1999 against other defendants to which the Company was joined as an additional defendant have been terminated as to the Company without liability to the Company under Massachusetts procedural rules. Therefore, the balance of unresolved cases against the Company as of March 10, 2003 is approximately 55 cases originally filed against other defendants in 2000 through 2002.

In June 2002, the Company was named as a defendant in a lawsuit titled "Alfred Todak and Stephanie Todak v. Allen-Bradley Company, et al" filed in King County Superior Court, King County, Washington. The plaintiffs assert that the Company, together with multiple additional named and unnamed defendants, manufactured and sold products containing asbestos exposure to which has resulted in injury to the plaintiffs. The plaintiffs are seeking unspecified economic damages. Defense of the case has been assumed by the Company's insurance carrier, subject to a reservation of rights.

While the Company cannot predict what the ultimate resolution of these asbestos cases may be because the discovery proceedings on the cases are not complete, based upon the Company's experience to date with similar cases, as well as the assumption that insurance coverage will continue to be provided with respect to these cases, at the present time, the Company does not believe that the outcome of these cases will have a significant adverse impact on the Company's operations or financial condition.

See "Item 1. Business - Compliance with Environmental Laws and Regulations."

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the security holders, by means of solicitation of proxies or otherwise, during the fourth quarter of 2002.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's shares of Common Stock (Par Value $1.00 per share) are not listed on any exchange, but are traded on the over-the-counter market and quotations are reported by the National Association of Security Dealers, Inc. through their Automated Quotation System (NASDAQ) on the National Market System. The trading symbol is ALGI. The following table shows the range of the low and high sale prices for each of the calendar quarters indicated.

Per Common Share
Market Price

2002	High	Low	Dividend Declared
First Quarter	$ 17.50	$ 10.50	$ 0.00
Second Quarter	14.00	10.53	0.00
Third Quarter	13.99	9.52	0.00
Fourth Quarter	14.00	10.00	0.00
Total			$ 0.00

2001	High	Low	Dividend Declared
First Quarter	$ 8.13	$ 5.25	$ 0.00
Second Quarter	12.00	6.50	0.00
Third Quarter	13.50	7.00	0.00
Fourth Quarter	18.00	7.95	0.00
Total			$ 0.00

As of March 12, 2003, the Company had 1,153 security holders of record.

By agreement with its principal lender, the Company's ability to declare future dividends is restricted. See Note 4 to the financial statements included in Item 8 of this Form 10-K.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data of the Company as of, and for the years ended December 31, 2002, 2001, 2000, 1999, and 1998. The financial data set forth below should be read in conjunction with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Form 10-K and the Financial Statements of the Company and the notes thereto included in Item 8 of this Form 10-K. The below amounts include the results of Security Manufacturing Corporation since its acquisition by the Company on July 6, 2001.

	2002	2001	2000	1999	1998
Sales	$40,670,721	$39,627,216	$37,662,140	$34,950,104	$45,011,327
Income before income taxes	4,972,307	4,939,946	4,840,632	4,395,208	7,103,364
Income taxes	1,949,479	1,879,585	1,891,419	1,771,407	2,788,822
Net income	3,022,828	3,060,361	2,949,213	2,623,801	4,314,542
Earnings per share - basic	1.57	1.49	1.33	1.11	1.78
Earnings per share - diluted	1.54	1.47	1.32	1.09	1.70
Weighted average common shares outstanding - basic	1,921,612	2,053,838	2,214,406	2,363,338	2,420,078
Weighted average common shares outstanding - diluted	1,957,561	2,083,484	2,230,785	2,402,108	2,542,684
Dividends declared	0.00	0.00	0.00	0.00	0.00
Interest expense	670,144	441,773	140,920	153,861	231,875
Depreciation and amortization expense	974,165	956,430	796,140	630,047	646,379
Expenditures for property, plant and equipment	316,180	801,009	206,604	1,915,139	536,819
YEAR-END POSITION					
Total assets	25,034,616	29,735,420	15,582,599	15,179,069	13,469,516
Long-term debt, including current portion	9,933,813	11,578,687	333,320	2,034,324	733,333
Stockholders' equity	11,874,709	14,553,876	11,723,825	10,107,210	9,264,056
Stockholders' equity per share of common stock (1)	7.83	7.12	5.68	4.44	3.82
Common shares outstanding at year-end	1,517,146	2,043,046	2,062,540	2,277,118	2,422,772
Number of employees	161	198	144	137	135

(1) Based on shares outstanding at year-end.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies And Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the amounts reported in the financial statements and the accompanying notes. On an on-going basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, intangible assets, income taxes, pensions and other post-retirement benefits, and contingencies and litigation. The Company bases its estimates on experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Bad Debts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management uses judgmental factors such as customer's payment history and the general economic climate, as well as considering the age of and past due status of invoices in assessing collectiblity and establishing allowances for doubtful accounts. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory

The Company records reserves for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Legal Matters

The Company is subject to certain legal proceedings as discussed in Note 16 of the consolidated financial statements. Currently the Company does not believe that these matters will have a material impact on its financial results or financial position. This conclusion is based primarily on the Company's insurance coverage for these matters. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in assumptions or other circumstances involving these legal matters.

Goodwill

As described in Note 2 to the consolidated financial statements the Company has recorded goodwill in connection with its acquisition of SMC in 2001. Beginning in 2002, the Company, in accordance with the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* performed the required goodwill impairment tests. Based upon these tests no impairment was determined to exist. In assessing impairment the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective net assets. If these estimates or their related assumptions change in the future, the Company may be required to record an impairment charge for the recorded goodwill.

Results of Operations - 2002 Compared to 2001

Consolidated sales in 2002 totaled $40,671,000, a 3% increase from sales of $39,627,000 in 2001. Income before income taxes in 2002 increased by $32,000 or 1% to $4,972,000 compared to $4,940,000 in 2001. Plastic locker sales to the United States Postal Service (USPS) totaled $23,580,000 in 2002 compared to $25,166,000 in 2001. Plastic Cluster Box Units (CBUs) to the United States Postal Service (USPS) decreased 5% to $22,649,000 in 2002 from $23,864,000 in 2001. Sales of Plastic Outdoor Parcel Lockers (OPLs) were $931,000 in 2002 compared to $1,302,000 in 2001. The decrease in sales of Plastic CBUs is the result of overall declines in volume, changes in product mix as a lower priced Plastic CBU was introduced in mid 2001, and to a lesser extent price reductions of 3% to 5% that became effective in April 2001 on existing Plastic CBU models. The decrease in sales of OPLs is primarily the result of lower volume. The declines in CBU and OPL volume are due to decreased purchases made by the USPS as a result of USPS budget constraints. Revenues from the Company's other locker products, primarily the sale and rental of metal, coin and key-only and electronically controlled lockers, were $16,512,000 in 2002 compared to $13,382,000 in 2001, an increase of $3,131,000. This increase of $3,131,000 consists of increased sales from the Company's subsidiary, Security Manufacturing Corporation (SMC), which was acquired July 6, 2001, offset by a decrease from other products and services. SMC sales were $7,708,000 in 2002, compared to $3,137,000 in 2001, beginning from the date of acquisition, July 6, 2001. Decreases in sales in 2002 for other locker products and services relate to declines in locker sales to amusement parks and others as a result of current economic conditions. Revenues from the luggage cart business for airport terminals were $578,000 in 2002, a decrease of $502,000 compared to 2001 revenues of $1,080,000. This decrease is primarily due to decreased air passenger volume during 2002 compared to 2001. Also in November 2002, the Company's agreement to provide luggage cart services at the Toronto International Airport expired. Revenue from luggage cart and other services at this airport were approximately $332,000 in 2002 and $556,000 in 2001. The Company continues to provide luggage cart service at one terminal of the Detroit International Airport.

The present contract of the Company's subsidiary, American Locker Security Systems, Inc., with the USPS was awarded on April 15, 2001 and covers all four types of CBUs and the OPL. The contract is for indefinite quantities of CBUs and OPLs. The contract is for a two-year term and the USPS has the option to renew for four additional two-year terms. The USPS also awarded indefinite quantity contracts to SMC, which the Company acquired on July 6, 2001; and to a competitor that produces aluminum CBUs.

The Company believes that the long-term outlook for CBU volume remains favorable in light of the continued USPS commitment to the CBU program and its resulting operating cost reduction benefits. The USPS decision to discontinue the purchase of Neighborhood Delivery and Collection Box Units (NDCBUs) in 1999 has also had a positive impact on the CBU market. The CBU is the modernization of the NDCBU and is an integral part of the USPS delivery cost reduction program identified as Centralized Delivery. As previously disclosed, total CBU demand is influenced by a number of factors over which the Company has no control, including but not limited to: USPS budgets, policies and financial performance, domestic new housing starts, postal rate increases, and the weather as these units are installed outdoors. The Company's share of the CBU market remained stable in 2002. The Company believes its CBU product line, including the acquired line of aluminum CBUs made by the Company's new subsidiary, SMC, continues to represent the best value when all factors including price, quality of design and construction, long-term durability and service are considered.

Consolidated cost of sales as a percentage of sales was 68.9% in 2002 compared to 70.8% in 2001. The improvement in 2002 is due to higher margins obtained from SMC and stable margins for other products.

Selling, administrative and general expenses were $7,400,000 during 2002, an increase of $711,000 or 11% over the 2001 amount of $6,689,000. This increase is primarily from SMC, since its 2002 amounts include a full year whereas 2001 amounts only include the period from the July 6, 2001 acquisition date to December 31, 2001. The increase at SMC was approximately $954,000, whereas there was a one time reduction of $319,000 as the result of the reversal of a liability which existed under the Supplemental Executive Retirement Plan due to the death in March of 2002, of the only current beneficiary under the Plan. This one time reduction, which was recorded in the first quarter of 2002, increased basic and diluted earnings per share by $.09 for 2002. Remaining selling, administrative and general expenses increased modestly during 2002 compared to 2001. Selling, administrative and general expenses were 18% and 17% of sales in 2002 and 2001, respectively.

Interest income decreased by $68,000 in 2002 compared to 2001 as a result of lower cash deposits, primarily due to the repurchase of the Company's common stock during 2002.

Interest expense increased in 2002 compared to 2001 due to the outstanding debt in connection with the acquisition of SMC being outstanding for all of 2002, whereas in 2001 the debt was outstanding only subsequent to the July 6, 2001 acquisition date.

Results of Operations – 2001 Compared to 2000

Consolidated sales in 2001 totaled $39,627,000, a 5% increase from sales of $37,662,000 in 2000. Income before income taxes in 2001 increased by $99,000 or 2% to $4,940,000 compared to $4,841,000 in 2000. Plastic locker sales to the United States Postal Service (USPS) totaled $25,166,000 in 2001 compared to $26,705,000 in 2000. Plastic Cluster Box Units (CBUs) to the United States Postal Service (USPS) decreased 5% to $23,864,000 in 2001 from $25,226,000 in 2000. Sales of Plastic Outdoor Parcel Lockers (OPLs) were $1,302,000 in 2001 compared to $1,479,000 in 2000. The decreases in CBU sales in 2001 compared to 2000 was the result of product mix, as a lower priced CBU was introduced in mid 2001, and price reductions of 3% to 5% that became effective in April 2001 on existing CBU models. CBUs shipped in 2001 were consistent with 2000 levels; OPL volume decreased by approximately 13% in 2001 versus 2000, due to lower purchases by the USPS. Revenues from the Company's other locker products, primarily the sale and rental of metal, coin and key-only and electronically controlled lockers, were $13,382,000 in 2001 compared to $9,871,000 in 2000, an increase of $3,511,000. This increase of $3,511,000 consists of $3,136,000 from the Company's new subsidiary, Security Manufacturing Corporation (SMC), which was purchased on July 6, 2001. The remaining increase from 2000 to 2001 relates to price increases, increased penetration in the shopping center market and a general increase in demand across certain markets served. Revenues from the luggage cart business for airport terminals were $1,080,000 in 2001, a decrease of $6,000 compared to 2000 revenues of $1,086,000. This decrease is primarily due to the growth in the first eight months of 2001 being offset by declines in September and the fourth quarter due to lower airline passenger volume.

Consolidated cost of sales as a percentage of sales was 70.8% in 2001 compared to 71.8% in 2000. The improvement in 2001 is due to higher margins obtained from SMC and other non-Plastic products, and stable margins for the Plastics products.

Selling, administrative and general expenses were $6,689,000 during 2001, an increase of 11% from $6,040,000 in 2000. This increase of $649,000 is primarily due to additional expenses from SMC of approximately $750,000, which offset decreases in selling expenses from the Company's existing products. Selling, administrative and general expenses were 17% and 16% of sales in 2001 and 2000, respectively.

Interest income decreased by $27,000 in 2001 compared to 2000 as a result of lower interest rates earned on cash deposits during 2001 versus 2000.

Interest expense increased in 2001 as a result of the Company incurring $11,927,000 of new debt in connection with the acquisition of SMC and related real estate on July 6, 2001.

Liquidity and Sources of Capital

The Company's liquidity is reflected in the ratio of current assets to current liabilities or current ratio and its working capital. The current ratio was 2.77 to 1 and 3.55 to 1 at December 31, 2002 and 2001, respectively. Working capital, or the excess of current assets over current liabilities was $8,370,000 and $12,309,000 at December 31, 2002 and 2001, respectively. The decrease in working capital resulted primarily from the use of $5,679,000 to repurchase shares of the Company's common stock. In 2002, cash generated from operations was $4,940,000.

The Company's policy is to maintain modern equipment and adequate capacity. During 2002, 2001, and 2000 the Company expended $316,000, $801,000, and $207,000, respectively, for capital additions. Capital expenditures in all three years were financed principally from operations.

During 2001, the Company acquired B.L.L. Corporation, d/b/a Security Manufacturing Corporation (SMC) and related real estate for approximately $12,100,000, excluding cash received. This acquisition was funded with term loan borrowings of approximately $11,000,000, a $960,000 note payable to the former owners and $140,000 of cash. These borrowings require principal payments of approximately $1,630,000 during 2003.

The Company expects that cash generated from operations in 2003 will be adequate to fund the needs for working capital, capital expenditures and debt payments. However, if necessary, the Company has a $3,000,000 revolving bank line-of-credit available to assist in satisfying future operating cash needs, of which $25,000 was outstanding at December 31, 2002.

The Company has contractual obligations at December 31, 2002, relating to long-term debt and operating lease arrangements. The Company does not have any significant purchase obligations or commitments at December 31, 2002. The Company does not guarantee the debt of any third parties. All of the Company's subsidiaries are 100% owned by the Company and are included in its consolidated financial statements. Total payments to be made under long-term debt and operating leases are listed below:

	Long-Term Debt	Operating Leases	Total
2003	$1,630,000	$ 301,000	$ 1,931,000
2004	1,643,000	107,000	1,750,000
2005	1,331,000	15,000	1,346,000
2006	3,504,000	-	3,504,000
2007	1,200,000	-	1,200,000
2008	625,000	-	625,000

The increase in 2006 long-term debt repayment is the result of a balloon payment due on the Company's mortgage payable. The Company expects to refinance the mortgage payable in 2006.

During 2002, the Company entered into agreements to become 5% members of two limited liability corporations (LLCs). The LLCs were formed by third parties in order to provide luggage cart services at two U.S. airports. The Company has sold, or expects to sell luggage cart products to the LLCs. The governing documents of the LLCs provide that the Company does not share in the distribution of cash flow or profits and losses of the LLCs through 2007, nor is the Company required to make any capital contribution to the LLCs. Ownership by the Company of a minority interest in the LLCs had no impact on the Company's 2002 operating results or financial position, and are not expected to have any material impact in the future.

Impact of Inflation and Changing Prices

Although inflation has been low in recent years, it is still a factor in the economy and the Company continues to seek ways to mitigate its impact. To the extent permitted by competition, the Company passes increased costs on to its customers by increasing sales prices over time. Specifically, the Company does have the ability to modify its contract with the USPS regarding sales prices in the event of a significant price increase for materials subject however to competitive situations. In respect to its other products, steel, aluminum and plastic, the Company expects that any raw material price changes would be reflected in adjusted sales prices.

The Company intends to seek additional ways to control the administrative overhead necessary to successfully run the business. By controlling these costs, the Company can continue to competitively price its products with other top quality locker manufacturers and distributors.

The Company has used the LIFO method of accounting for its inventories since 1974. This method matches current costs with current revenues and during an inflationary period, reduces reported income but improves cash flow due to a reduction of taxes based on income.

Market Risks – Foreign Currency and Interest Rate Risks

The Company's Canadian operation subjects the Company to foreign currency risk, though it is not considered a significant risk since the Canadian operation's net assets represent less than 10% of the Company's aggregate net assets at December 31, 2002. Presently, management does not hedge its foreign currency risk as it plans to indefinitely reinvest the Canadian net assets in the Canadian operation.

The Company has fixed interest rates on $5,034,000 of its long-term debt at December 31, 2002 and variable interest rates based on three month LIBOR on $4,950,000 of its long-term debt at December 31, 2002. Based upon the Company's outstanding long-term debt subject to variable interest rates at December 31, 2002, a 1% increase in the LIBOR rate would result in an annual increase to interest expense of approximately $50,000.

Effect of New Accounting Pronouncement

The Company has adopted the provision of Statement of Financial Accounting Standards No. 142 *Goodwill and Other Intangible Assets* (SFAS 142), which prohibits the amortization of goodwill associated with acquisitions made after June 30, 2001. SFAS 142 also requires an impairment test on goodwill be performed annually or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test consists of comparing the fair value of a reporting unit with its carrying amount including goodwill, and, if the carrying amount of the reporting unit exceeds its fair value, comparing the implied fair value of goodwill with its carrying amount. An impairment loss is recognized for the carrying amount of goodwill in excess of its implied fair value. The Company performed the required goodwill impairment tests during 2002, no impairment of goodwill was calculated. The Company is considered one reporting unit for purposes of the goodwill impairment test. The fair value of the Company was estimated based on earnings multiples and market analysis. Since the Company did not have any goodwill recorded prior to the SMC acquisition, on July 6, 2001, the provision of SFAS 142 requiring companies to stop amortizing goodwill had no impact on the ongoing operating results of the Company or the comparability of such results with prior periods.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144). SFAS 144 supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* but retains its fundamental provisions for recognition and measurement of the impairment of long-lived assets to be held and used and those to be disposed of by sale. The Company adopted SFAS 144 in 2002; SFAS 144 had no effect on the Company at the time of adoption or during 2002.

Safe Harbor Statement under the Private Securities Litigation Reform Act Of 1995

Forward-looking statements in this report, including without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations, and intentions are subject to change at any time at the discretion of the Company, (ii) the Company's plans and results of operations will be affected by the Company's ability to manage its growth and inventory, (iii) the risk that the Company's contract with the USPS will not be renewed, and (iv) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

The information required is reported under "Impact of Inflation and Changing Prices" and "Market Risks - Foreign Currency and Interest Rate Risk" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Auditors

Board of Directors and Stockholders
American Locker Group Incorporated and Subsidiaries

We have audited the accompanying consolidated balance sheets of American Locker Group Incorporated and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Locker Group Incorporated and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/Ernst & Young LLP

Buffalo, New York
February 21, 2003

American Locker Group Incorporated and Subsidiaries

Consolidated Balance Sheets

	December 31	
	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 2,002,225	$ 4,579,034
Accounts and notes receivable, less allowance for doubtful accounts of $333,000 in 2002 and $249,000 in 2001	4,166,972	5,042,685
Inventories	6,020,966	6,813,511
Prepaid expenses	104,115	125,805
Prepaid income taxes	234,008	-
Deferred income taxes	579,137	570,731
Total current assets	13,107,423	17,131,766
Property, plant and equipment:		
Land	500,500	500,500
Buildings	3,444,688	3,441,616
Machinery and equipment	11,611,883	11,771,099
	15,557,071	15,713,215
Less allowance for depreciation	(10,296,881)	(9,879,825)
	5,260,190	5,833,390
Deferred income taxes	18,152	73,393
Goodwill	6,155,204	6,405,204
Other assets	192,447	291,667
Notes receivable, long-term portion	301,200	-
Total assets	$ 25,034,616	$ 29,735,420

	December 31	
	2002	2001
Liabilities and stockholders' equity		
Current liabilities:		
Line of credit	$ 25,000	$ -
Accounts payable	1,740,763	1,348,396
Commissions, salaries, wages and taxes thereon	602,792	555,326
Other accrued expenses and current liabilities	739,309	895,274
Income taxes payable	-	393,781
Current portion of long-term debt	1,630,000	1,630,000
Total current liabilities	4,737,864	4,822,777
Long-term liabilities:		
Long-term debt	8,303,813	9,948,687
Pension and other benefits	118,230	410,080
	8,422,043	10,358,767
Stockholders' equity:		
Common stock, $1 par value:		
Authorized shares - 4,000,000		
Issued shares – 1,709,146 in 2002, 2,504,526 in 2001		
Outstanding shares – 1,517,146 in 2002, 2,043,046 in 2001	1,709,146	2,504,526
Other capital	-	496,708
Retained earnings	12,670,948	15,610,362
Treasury stock at cost (192,000 shares in 2002 461,480 shares in 2001)	(2,112,000)	(3,816,533)
Accumulated other comprehensive income (loss)	(393,385)	(241,187)
Total stockholders' equity	11,874,709	14,553,876
Total liabilities and stockholders' equity	$ 25,034,616	$ 29,735,420

See accompanying notes.

American Locker Group Incorporated and Subsidiaries

Consolidated Statements of Income

	Year ended December 31		
	2002	2001	2000
Net sales	$ 40,670,721	$ 39,627,216	$ 37,662,140
Cost of products sold	28,030,169	28,061,281	27,025,940
	12,640,552	11,565,935	10,636,200
Selling, administrative and general expenses	7,399,754	6,688,676	6,039,584
	5,240,798	4,877,259	4,596,616
Interest income	94,826	163,497	190,486
Other income – net	306,827	340,963	194,450
Interest expense	(670,144)	(441,773)	(140,920)
Income before income taxes	4,972,307	4,939,946	4,840,632
Income taxes	1,949,479	1,879,585	1,891,419
Net income	$ 3,022,828	$ 3,060,361	$ 2,949,213
Earnings per share of common stock:			
Basic	$1.57	$1.49	$1.33
Diluted	$1.54	$1.47	$1.32
Dividends per share of common stock:	$0.00	$0.00	$0.00

See accompanying notes.

American Locker Group Incorporated and Subsidiaries

Consolidated Statements of Stockholders' Equity

	Common Stock	Other Capital	Retained Earnings	Treasury Stock	Accumulated Other Compre-hensive Income (Loss)	Total Stockholders' Equity
Balance at January 1, 2000	$ 2,498,768	$538,455	$9,600,788	$(2,367,966)	$(162,835)	$10,107,210
Comprehensive income:						
Net income	-	-	2,949,213	-	-	2,949,213
Other comprehensive income:						
Foreign currency translation	-	-	-	-	(22,619)	(22,619)
Total comprehensive income						2,926,594
Common stock issued (13,400 shares)	13,400	3,012	-	-	-	16,412
Tax benefit of exercised stock options	-	27,000	-	-	-	27,000
Common stock purchased for treasury (227,360 shares)	-	-	-	(1,349,637)	-	(1,349,637)
Common stock purchased and retired (618 shares)	(618)	(3,136)	-	-	-	(3,754)
Balance at December 31, 2000	2,511,550	565,331	12,550,001	(3,717,603)	(185,454)	11,723,825
Comprehensive income:						
Net income	-	-	3,060,361	-	-	3,060,361
Other comprehensive income						
Foreign currency transaction	-	-	-	-	(55,733)	(55,733)
Total comprehensive income						3,004,628
Common stock purchased for treasury (12,470 shares)	-	-	-	(98,930)	-	(98,930)
Common stock purchased and retired (7,024 shares)	(7,024)	(68,623)	-	-	-	(75,647)
Balance at December 31, 2001	2,504,526	496,708	15,610,362	(3,816,533)	(241,187)	14,553,876
Comprehensive income:						
Net income	-	-	3,022,828	-	-	3,022,828
Other comprehensive income:						
Foreign currency translation	-	-	-	-	7,081	7,081
Minimum pension liability adjustment, net of tax benefit of $106,186	-	-	-	-	(159,279)	(159,279)
Total comprehensive income						2,870,630
Common stock issued (18,000 shares)	18,000	43,688	-	-	-	61,688
Tax benefit of exercised stock options	-	67,300	-	-	-	67,300
Common stock purchased for treasury (163,000 shares)	-	-	-	(1,793,000)	-	(1,793,000)
Common stock purchased and retired (380,900 shares)	(380,900)	(607,696)	(2,897,189)	-	-	(3,885,785)
Retirement of treasury stock (432,480 shares)	(432,480)	-	(3,065,053)	3,497,533	-	-
Balance at December 31, 2002	$1,709,146	$ -	$ 12,670,948	$(2,112,000)	$ (393,385)	$ 11,874,709

See accompanying notes.

American Locker Group Incorporated and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31		
	2002	2001	2000
Operating activities			
Net income	$ 3,022,828	$ 3,060,361	$ 2,949,213
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	974,165	956,430	796,140
Provision for uncollectible accounts	111,000	248,895	138,000
Deferred income taxes (credits)	153,021	(93,678)	469
Changes in assets and liabilities:			
Accounts and notes receivable	465,338	32,567	(964,958)
Inventories	792,736	(601,363)	154,780
Prepaid expenses	21,771	(52,698)	80,251
Accounts payable and accrued expenses	429,795	(423,235)	173,656
Income taxes	(560,984)	(236,924)	436,393
Pension and other benefits	(469,336)	(60,295)	(192,511)
Net cash provided by operating activities	4,940,334	2,830,060	3,571,433
Investing activities			
Purchase of business and related real estate, net of cash acquired	-	(12,084,711)	-
Purchase of property, plant and equipment	(316,180)	(801,009)	(206,604)
Payment for other assets	-	(100,000)	-
Proceeds from sale of property, plant and equipment	31,915	-	87,378
Net cash used in investing activities	(284,265)	(12,985,720)	(119,226)
Financing activities			
Long-term debt borrowings	-	11,926,682	-
Long-term debt payments	(1,644,874)	(681,315)	(1,700,004)
Borrowings on line of credit	25,000	-	-
Common stock issued	61,688	-	16,412
Common stock purchased for treasury	(1,793,000)	(98,930)	(1,349,637)
Common stock purchased and retired	(3,885,785)	(75,647)	(3,754)
Net cash (used in) provided by financing activities	(7,236,971)	11,070,790	(3,036,983)
Effect of exchange rate changes on cash	4,093	(32,455)	(4,848)
Net (decrease) increase in cash	(2,576,809)	882,675	410,376
Cash and cash equivalents at beginning of year	4,579,034	3,696,359	3,285,983
Cash and cash equivalents at end of year	$ 2,002,225	$ 4,579,034	$ 3,696,359
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ 731,198	$ 325,351	$ 151,749
Income taxes	$ 2,347,283	$ 2,215,000	$ 1,455,026

See accompanying notes.

Notes to Consolidated Financial Statements
American Locker Group Incorporated and Subsidiaries
December 31, 2002

1. Basis of Presentation

Consolidation and Business Description

The consolidated financial statements include the accounts of American Locker Group Incorporated and its subsidiaries (the Company), all of which are wholly-owned. Intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements include the accounts and results of Security Manufacturing Corporation since its acquisition by the Company on July 6, 2001. The Company is primarily engaged in one business, sale and rental of lockers. This includes coin, key-only and electronically controlled checking lockers and locks and sale of plastic and aluminum centralized mail and parcel distribution lockers. The Company sells to customers throughout North America as well as internationally.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash includes currency on hand and demand deposits with financial institutions. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts and Notes Receivable

The Company grants credit to its customers and generally does not require collateral. Accounts receivable are reported at net realizable value and do not accrue interest. The Company has secured, interest-bearing notes receivable from certain customers under time payment arrangements totaling $694,000 and $366,000 at December 31, 2002 and 2001, respectively. The amounts not scheduled to be repaid within one year have been recorded as long-term on the accompanying balance sheet.

Management uses judgmental factors such as customer's payment history and the general economic climate, as well as considering the age of and past due status of invoices in assessing collectibility and establishing allowances for doubtful accounts.

Inventories

Inventories are valued principally at the lower of cost or market, cost determined by the last-in, first-out method (LIFO) for approximately 76% of the Company's inventories at December 31, 2002 (80% at December 31, 2001). For the remaining inventories, cost is determined by the first-in, first out method (FIFO).

2. Summary of Significant Accounting Policies (continued)

Properties and Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line and declining-balance methods for financial reporting purposes and by accelerated methods for income tax purposes. Estimated useful lives for financial reporting purposes are 30 years for buildings and 3 to 12 years for machinery and equipment.

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable. The Company uses undiscounted cash flows to determine whether impairment exists and measures any impairment loss using discounted cash flows.

Acquisition

On July 6, 2001, the Company purchased 100% of the outstanding capital stock of B.L.L. Corporation, d/b/a Security Manufacturing Corporation (SMC), a privately held Texas corporation, for $9,100,000. SMC is engaged in the manufacture and sale of postal unit lockers. The Company also purchased related real estate from the owners of SMC for cash consideration of $3,500,000. The purchase price of the stock and the related real estate was funded with cash on hand, a three-year note payable to the sellers of $960,000 and the proceeds of additional term loan borrowings of approximately $11,000,000. Goodwill of approximately $6,155,000 has been recorded in connection with the acquisition. The operating results of SMC have been included in the accompanying consolidated statements of income from the July 6, 2001 acquisition date.

Goodwill and Other Intangible Assets

The Company has adopted the provision of Statement of Financial Accounting Standards No. 142 *Goodwill and Other Intangible Assets* (SFAS 142), which prohibits the amortization of goodwill associated with acquisitions made after June 30, 2001. SFAS 142 also requires an impairment test for goodwill be performed annually or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test consists of comparing the fair value of a reporting unit with its carrying amount including goodwill, and, if the carrying amount of the reporting unit exceed its fair value, comparing the implied fair value of goodwill with its carrying amount. An impairment loss is recognized for the carrying amount of goodwill in excess of its implied fair value. The Company performed the required goodwill tests during 2002, no impairment of goodwill was calculated. The Company has one reporting unit for purposes of the goodwill impairment test. The fair value of the Company was estimated based on earnings multiples and market analysis. Since the Company did not have any goodwill recorded prior to the SMC acquisition, on July 6, 2001, the provision of SFAS 142 requiring companies to stop amortizing goodwill had no impact on the ongoing operating results of the Company or the comparability of such results with prior periods.

2. Summary of Significant Accounting Policies (continued)

Other intangible assets consist of a covenant not-to-compete in connection with the SMC acquisition and an intangible pension asset. The asset related to the covenant not-to-compete is being amortized over the three-year term of the agreement. The agreement is recorded at $175,000 at December 31, 2002 which consists of its original value of $350,000 less accumulated amortization of $175,000. Amortization expense was $116,667 and $58,333 during 2002 and 2001, respectively and is estimated to be $116,667 in 2003 and $58,333 in 2004.

Revenue Recognition

Revenue is recognized at the point of passage of title, which is at the time of shipment to the customer. Less than five percent of the Company's revenues were derived from sales to distributors during 2002, 2001 and 2000. No distributor stocks a material amount of inventory of the Company's products and no distributor has the right to return.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and are included in selling, administrative and general expenses in the accompanying consolidated statements of income. These costs were approximately $370,000, $276,000, and $185,000 during 2002, 2001, and 2000, respectively.

Advertising Expense

The cost of advertising is expensed as incurred. The Company incurred $333,000, $215,000, and $274,000 in advertising costs during 2002, 2001, and 2000, respectively.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109).

Research and Development

The Company engages in research and development activities relating to new and improved products. It expended $174,00, $91,000, and $93,000 in 2002, 2001 and 2000, respectively, for such activity in its continuing businesses.

Earnings Per Share

The Company reports earnings per share in accordance with Statement of Financial Accounting Standards No. 128, *Earnings per Share* (SFAS 128). Under SFAS 128 basic earnings per share excludes any dilutive effects of stock options, whereas diluted earnings per share assumes exercise of stock options, when dilutive, resulting in an increase in outstanding shares.

2. Summary of Significant Accounting Policies (continued)

Foreign Currency

The assets and liabilities of the Company's Canadian subsidiary are translated to U.S. dollars at current exchange rates. Income statement amounts are translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive income. The effect on the statements of income of transaction gains and losses is insignificant for all years presented.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amount of notes receivable approximates fair value since these are interest bearing notes. The fair value of the Company's long-term debt has been estimated using cash flow methods and applying current interest rates for similar term instruments in place of the actual fixed interest rates. Based on these calculations the fair value of long-term debt is approximately $10,060,000 and the carrying value is $9,933,813 at December 31, 2002.

Stock-Based Compensation

In accordance with the provisions of SFAS No. 123 the Company has elected to continue applying the provisions of Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, the Company does not recognize compensation expense for stock options when the stock option price at the grant date is equal to or greater than the fair market value of the stock at that date. The following illustrates the pro forma effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

	Pro Forma		
	2002	2001	2000
Net income as reported	$ 3,022,828	$ 3,060,361	$ 2,949,213
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	-	-	(28,210)
Pro forma net income	$ 3,022,828	$ 3,060,361	$ 2,921,003
Earnings per share:			
Basic – as reported	$ 1.57	$ 1.49	$ 1.33
Basic – pro forma	$ 1.57	$ 1.49	$ 1.32
Diluted – as reported	$ 1.54	$ 1.47	$ 1.32
Diluted – pro forma	$ 1.54	$ 1.47	$ 1.31

2. Summary of Significant Accounting Policies (continued)

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. No stock options were granted in 2002 or 2001. All options granted in 2000 or in prior years were fully vested as of December 31, 2000, as such there was no pro forma impact in 2002 or 2001 for stock options. The fair value for the options granted in 2000 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 6.5%, dividend yield of 0.0%, volatility factors of the expected market price of the Company's common stock of .69, and a weighted-average expected life of the options of 5 years. The per share fair value of the options granted was $4.55.

Comprehensive Income

Comprehensive income consists of net income, foreign currency translation and minimum pension liability adjustments and is reported in the consolidated statements of stockholders' equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* which supersedes SFAS No. 121 *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.* Although retaining many of the provisions of SFAS No. 121, SFAS No. 144 establishes a uniform accounting model for long-lived assets to be disposed. The Company's adoption of this statement in the first quarter of 2002 did not have an impact on the Company's financial results.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which requires the recognition of expense when the liability is incurred and not as a result of an entity's commitment to an exit plan. The statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 in the first quarter of 2003 is not expected to have a significant impact on the Company's financial results.

2. Summary of Significant Accounting Policies (continued)

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure,* an amendment of SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 148, which is effective for years ending after December 15, 2002, provides alternative methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires prominent disclosure about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company's adoption of SFAS No. 148 in 2002 enhanced stock-based employee compensation disclosures and had no effect on the method of accounting followed by the Company.

3. Inventories

Inventories consist of the following:

	December 31	
	2002	2001
Finished products	$ 1,572,946	$ 1,962,881
Work-in-process	1,901,263	2,373,549
Raw materials	2,965,023	2,898,908
	6,439,232	7,235,338
Less allowance to reduce to LIFO basis	(418,266)	(421,827)
Net inventories	$ 6,020,966	$ 6,813,511

4. Debt

Long-term debt consists of the following:

	December 31	
	2002	2001
Bank note payable through July 6, 2008 at $225,000 quarterly plus interest at the 3-month LIBOR rate plus 2% (3.77% at December 31, 2002)	$ 4,950,000	$ 5,850,000
Bank note payable through July 6, 2008 at $25,000 monthly plus interest at 8.07%	1,675,000	2,000,000
Mortgage payable to bank through July 2006 at $26,823 monthly including interest at 8.04% with payment for remaining balance due August 1, 2006	2,668,813	2,768,687
Note payable in annual installments of $320,000 through July 6, 2004 plus interest at 6.50%	640,000	960,000
Total long-term debt	9,933,813	11,578,687
Less current portion	1,630,000	1,630,000
Long-term portion	$ 8,303,813	$ 9,948,687

The bank notes are secured by all equipment, accounts receivable, inventories and general intangibles. The credit agreement underlying the bank notes payable requires compliance with certain covenants and has restrictions on the payment of dividends. The Company was in compliance with the terms of the agreement in connection with the notes payable at December 31, 2002.

Based upon the outstanding balances at December 31, 2002, the required principal payments on long-term obligations for the next five years are as follows:

2003	$ 1,630,000
2004	1,643,290
2005	1,331,438
2006	3,504,085
2007	1,200,000
Thereafter	625,000

The Company has a $3,000,000 unsecured line of credit agreement with a bank with interest at the prime rate (4.25% at December 31, 2002). There was $25,000 outstanding under the line of credit at December 31, 2002.

5. Operating Leases

The Company leases several operating facilities and vehicles under noncancelable operating leases. Future minimum lease payments consist of the following at December 31, 2002:

2003	$ 301,000
2004	107,000
2005	15,000

Rent expense amounted to approximately $368,000, $340,000, and $313,000 in 2002, 2001, and 2000, respectively.

6. Income Taxes

For financial reporting purposes, income before income taxes includes the following:

	2002	2001	2000
United States	$ 4,925,308	$ 4,845,146	$ 4,846,963
Foreign income (loss)	46,999	94,800	(6,331)
	$ 4,972,307	$ 4,939,946	$ 4,840,632

Significant components of the provision for income taxes are as follows:

	2002	2001	2000
Current:			
Federal	$ 1,517,532	$ 1,624,225	$1,601,253
State	255,669	304,028	286,924
Foreign	23,257	45,010	2,773
Total current	1,796,458	1,973,263	1,890,950
Deferred:			
Federal	130,068	(79,626)	70
State	22,953	(14,052)	399
	153,021	(93,678)	469
	$ 1,949,479	$ 1,879,585	$1,891,419

The differences between the federal statutory rate and the effective tax rate as a percentage of income before taxes are as follows:

	2002	2001	2000
Statutory income tax rate	34%	34%	34%
State and foreign income taxes, net of federal benefit	4	4	6
Other permanent differences	1	-	(1)
	39%	38%	39%

6. Income Taxes (continued)

Differences between accounting rules and tax laws cause differences between the bases of certain assets and liabilities for financial reporting purposes and tax purposes. The tax effects of these differences, to the extent they are temporary, are recorded as deferred tax assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

	2002	2001
Deferred tax liabilities:		
Property, plant and equipment	$ 41,807	$ 125,703
Prepaid expenses and other	127,435	114,904
Total deferred tax liabilities	169,242	240,607
Deferred tax assets:		
Postretirement benefits	47,292	47,292
Pension costs	63,158	164,967
Allowance for doubtful accounts	111,038	99,558
Other assets	12,667	18,669
Accrued expenses	119,810	137,709
Other employee benefits	37,148	36,024
Inventory costs	375,418	380,512
Total deferred tax assets	766,531	884,731
Net deferred tax assets	$ 597,289	$ 644,124
Current deferred tax asset	$ 579,137	$ 570,731
Long-term deferred tax asset	18,152	73,393
	$ 597,289	$ 644,124

The Company does not provide deferred taxes for taxes that could result from the remittance of undistributed earnings of the Company's foreign subsidiary since it is generally the Company's intention to reinvest these earnings indefinitely. Undistributed earnings that could be subject to additional income taxes if remitted were approximately $1,100,000 at December 31, 2002. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however unrecognized foreign tax credits would be available to reduce some portion of the U.S. tax liability.

7. Pension and Other Postretirement Benefits

The Company and its subsidiaries have a defined benefit pension plan covering substantially all employees. Benefits for the salaried employees are based on specified percentages of the employees annual compensation. The benefits for hourly employees are based on stated amounts for each year of service. The plan's assets are invested in fixed interest rate group annuity contracts with an insurance company.

7. Pension and Other Postretirement Benefits (continued)

The following table sets forth the changes in benefit obligation, changes in plan assets, the funded status, the accrued benefit cost recognized in the consolidated balance sheets at December 31, 2002 and 2001, and the net periodic cost and assumptions.

	Pension Benefits	
	2002	2001
Change in benefit obligation		
Benefit obligation at beginning of year	$ 2,482,076	$ 2,430,400
Service cost	220,751	182,135
Interest cost	183,742	172,969
Actuarial loss	294,643	132,382
Plan amendments	17,530	-
Benefits and expenses paid	(79,520)	(435,810)
Benefit obligation at end of year	3,119,222	2,482,076
Change in plan assets		
Fair value of plan assets as beginning of year	2,113,406	2,193,267
Actual return on plan assets	102,955	159,143
Employer contribution	339,646	196,806
Benefits and expenses paid	(79,520)	(435,810)
Fair value of plan assets at end of year	2,476,487	2,113,406
Funded status	(642,735)	(368,670)
Unrecognized net transition asset	-	(104,892)
Unrecognized net actuarial loss	733,012	392,383
Unrecognized prior service cost	17,447	1,418
Prepaid (accrued) benefit cost	$ 107,724	$ (79,761)

Amounts are recognized in the consolidated balance sheet as follows:

	December 31	
	2002	2001
Intangible asset	$ 17,447	$ -
Other accrued expenses – current	(175,188)	(79,761)
Accumulated other comprehensive income (loss)	265,465	-
	$ 107,724	$ (79,761)

7. Pension and Other Postretirement Benefits (continued)

	Pension Benefits	
	2002	2001
Components of net periodic benefit cost		
Service cost	$ 220,751	$ 182,135
Interest cost	183,742	172,969
Expected return on plan assets	(159,462)	(149,779)
Amortization of unrecognized net transition asset	(104,892)	(106,041)
Net actuarial loss	10,516	1,869
Amortization of prior service cost	1,506	425
Net periodic benefit cost	$ 152,161	$ 101,578

	Pension Benefits	
	2002	2001
Weighted average assumptions as of December 31		
Discount rate	6.75%	7.25%
Expected return on plan assets	7.0%	7.0%
Rate of compensation increase	5.5%	5.5%

The benefit obligation represents the actuarial present value of benefits attributed to employee service rendered, assuming future compensation levels are used to measure the obligation. FASB Statement No. 87 *Employers' Accounting for Pensions,* requires the Company to recognize a minimum pension liability equal to the actuarial present value of the accumulated benefit obligation in excess of plan assets. An intangible asset is required and has been recorded to the extent that the excess of the accumulated benefit obligation over the plan assets relates to prior service costs.

The Company also provides a life insurance benefit for retired former employees of the Company. Effective in 2000, the Company discontinued this benefit for active employees. The life insurance benefit is not a funded plan. The Company pays the benefit upon the death of the retiree. The Company has fully recorded its liability in connection with this plan. The liability was approximately $118,000 at December 31, 2002 and 2001, and is recorded as long-term pension and other benefits in the accompanying balance sheets. The expense recorded in connection with these benefits was approximately $3,000 for the year ended December 31, 2000 (none in 2002 and 2001).

Effective January 1, 1998, the Company implemented a Supplemental Executive Retirement Plan. The Plan provides for retirement benefits for select executives and spouses. During 2002, as a result of the death of the only current beneficiary under the Plan, the Company removed the recorded liability of $319,000. This was recorded as a reduction to administrative expenses. There are no participants accruing or receiving benefits under the Plan at December 31, 2002.

7. Pension and Other Postretirement Benefits (continued)

During 1999, the Company established a 401(k) plan for the benefit of its full-time employees. Under the plan, employees may contribute a portion of their salary up to IRS limits. The Company matches a portion of the employees' contribution. The Company recorded expense of approximately $15,000 each year in connection with its contribution to the plan during 2002, 2001, and 2000, respectively.

8. Capital Stock

The Certificate of Incorporation, as amended, authorizes 4,000,000 shares of common stock and 1,000,000 shares of preferred stock, 200,000 shares of which have been designated as Series A Junior Participating Preferred Stock.

9. Stock Options

In 1999, the Company adopted the American Locker Group Incorporated Stock Incentive Plan, permitting the Company to provide incentive compensation of the types commonly known as incentive stock options, stock options and stock appreciation rights. The price of option shares or appreciation rights granted under the plan shall not be less than the fair market value of common stock on the date of grant, and the term of the stock option or appreciation right shall not exceed ten years from date of grant. Upon exercise of a stock appreciation right granted in connection with a stock option, the optionee shall surrender the option and receive payment from the Company of an amount equal to the difference between the option price and the fair market value of the shares applicable to the options surrendered on the date of surrender. Such payment may be in shares, cash or both at the discretion of the Company's Stock Option-Executive Compensation Committee. Prior to 1999, the Company issued stock options and stock appreciation rights under a 1988 plan. The 1988 plan expired in 1999, as such no further options can be granted under the 1988 plan. Options with respect to 29,000 shares remain outstanding under the 1988 plan.

9. Stock Options (continued)

At December 31, 2002 and 2001, there were no stock appreciation rights outstanding.

The following table sets forth the activity related to the Company's stock options for the years ended December 31:

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	120,600	$ 5.41	120,600	$ 5.41	124,000	$ 5.11
Exercised and surrendered	(18,000)	3.43	-	-	(13,400)	1.23
Granted	-	-	-	-	10,000	7.25
Expired or forfeited	(5,000)	6.50	-	-	-	-
Outstanding - end of year	97,600	$ 5.72	120,600	$ 5.41	120,600	$ 5.41
Exercisable – end of year	97,600		120,600		120,600	

The exercise prices for options outstanding as of December 31, 2002 were as follows: $2.81 - 29,000 shares, $6.50 – 48,600 shares, $ 7.25– 10,000 shares and $8.88 – 10,000 shares. The weighted-average remaining contractual life of those options is 5.6 years.

At December 31, 2002, 73,000 options remain available for future issuance under the 1999 plan.

10. Shareholder Rights Plan

In November 1999, the Company adopted a Shareholder Rights Agreement and declared a dividend distribution of one Right for each outstanding share of common stock. Under certain conditions, each right may be exercised to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $40 (Purchase Price), subject to adjustment. The Right will be exercisable only if a person or group (an Acquiring Person) has acquired beneficial ownership of 20% or more of the outstanding common stock, or following the commencement of a tender or exchange offer for 20% or more of such outstanding common stock. The Rights Plan includes certain exceptions from the definitions of Acquiring Person and beneficial ownership to take into account the existing ownership of common shares by members of one family. If any person becomes an Acquiring Person, each Right will entitle its holder to receive, upon exercise of the Right, such number of common shares determined by (A) multiplying the current purchase price by the number of one one-hundredths of a preferred share for which a right is now exercisable and dividing that product by (B) 50% of the current market price of the common shares.

10. Shareholder Rights Plan (continued)

In addition, if the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to receive, upon exercise, that number of the acquiring Company's common shares having a market value of twice the exercise price of the Right. The Company will be entitled to redeem the Rights at $.01 per Right at any time prior to the earlier of the expiration of the Rights in November 2009 or the time that a person becomes an Acquiring Person. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the Company's earnings.

11. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

	2002	2001	2000
Numerator:			
Net income	$ 3,022,828	$ 3,060,361	$ 2,949,213
Denominator:			
Denominator for basic earnings per share - weighted average shares outstanding	1,921,612	2,053,838	2,214,406
Effect of dilutive securities:			
Employee stock options	35,949	29,646	16,379
Denominator for diluted earnings per share - weighted average shares out- standing and assumed conversions	1,957,561	2,083,484	2,230,785
Basic earnings per share	$ 1.57	$ 1.49	$ 1.33
Diluted earnings per share	$ 1.54	$ 1.47	$ 1.32

At December 31, 2002 common shares outstanding were 1,517,146, which is significantly below the 2002 weighted average shares outstanding due to the repurchase of 543,900 common shares by the Company during 2002, including the repurchase of 370,000 common shares on November 20, 2002.

12. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

	December 31	
	2002	2001
Foreign currency translation adjustment	$ (234,106)	$ (241,187)
Minimum pension liability adjustment, net of tax	(159,279)	-
	$ (393,385)	$ (241,187)

13. Geographic and Customer Concentration Data

The Company is primarily engaged in one business, sale and rental of lockers. This includes coin, key-only and electronically controlled checking lockers and related locks and sale of plastic centralized mail and parcel distribution lockers. The Company sells to customers in the United States, Canada and other foreign locations. Net sales to external customers are as follows:

	2002	2001	2000
United States customers	$ 38,242,845	$ 36,742,001	$ 35,215,373
Foreign customers	2,427,876	2,885,215	2,446,767
	$ 40,670,721	$ 39,627,216	$ 37,662,140

Sales to the U.S. Postal Service represented 56.4%, 63.1% and 70.9% of net sales in 2002, 2001, and 2000, respectively.

At December 31, 2002 and 2001, the Company had unsecured trade receivables from governmental agencies of $1,867,000 and $1,830,000, respectively. At December 31, 2002 and 2001, the Company had secured notes receivable totaling $694,000 and $366,000, respectively and trade receivables from customers considered to be distributors of $1,125,000 and $1,507,000, respectively.

Other concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many industries.

14. Quarterly Results of Operations (Unaudited)

The following is a tabulation of the unaudited quarterly results of operations for the years ended December 31, 2002 and 2001:

	2002			
	Three Months Ended			
	March 31	June 30	September 30	December 31
Net sales	$ 9,254,050	$ 11,008,835	$ 9,975,928	$ 10,431,908
Gross profit	$ 2,858,113	$ 3,432,768	$ 3,138,508	$ 3,211,163
Net income	$ 776,797	$ 847,201	$ 766,987	$ 631,843
Earnings per share – Basic	$ 0.38	$ 0.42	$ 0.40	$ .37
Earnings per share – Diluted	$ 0.37	$ 0.42	$ 0.39	$ .36

	2001			
	Three Months Ended			
	March 31	June 30	September 30	December 31
Net sales	$ 8,116,568	$ 9,825,943	$ 11,375,429	$ 10,309,276
Gross profit	2,412,343	2,791,217	3,098,955	3,263,420
Net income	656,837	883,905	652,492	867,127
Earnings per share – Basic	.32	.43	.32	.42
Earnings per share – Diluted	.32	.42	.31	.42

The Company's accounting practice for interim periods provides for possible accounting adjustments in the fourth quarter or at year-end. In 2002, such adjustments resulted in increasing fourth quarter pretax income by $57,000 for inventory costs and decreasing fourth quarter pretax income by $87,000 for bad debt expense. In 2001, such adjustments resulted in increasing fourth quarter pretax income by $330,000 for inventory costs.

15. Related Parties

The Chairman and Chief Executive Officer of the Company is a stockholder and director of Rollform of Jamestown Inc., a rollforming company. One of the Company's subsidiaries purchased $183,000, $215,000, and $152,000 of fabricated parts from Rollform of Jamestown, Inc. in 2002, 2001, and 2000, respectively, at prices that the Company believes are at arms length.

During 2002 the Company purchased 425,000 shares of its common stock for $4,342,000 from the estate of its former chief executive officer and his spouse. The purchases were made at prices the Company believes represent fair value of the common stock.

16. Contingencies

In December 1998, the Company was named as a defendant in a lawsuit titled "Roberta Raiport, et al. v. Gowanda Electronics Corp. And American Locker Group, Inc." pending in the State of New York Supreme Court, County of Cattaragus. The suit involves property located in Gowanda, New York, which was sold by the Company to Gowanda Electronics Corp. prior to 1980. The plaintiffs, current or former property owners in Gowanda, New York, assert that defendants each operated machine shops at the site during their respective periods of ownership and that as a result of such operation, soil and groundwater contamination occurred which has adversely affected the plaintiffs and the value of plaintiffs' properties. The plaintiffs assert a number of causes of action and seek compensatory damages of $5,000,000 related to alleged diminution of property values, $3,000,000 for economic losses and "disruption to plaintiffs' lives," $10,000,000 for "nuisance, inconveniences and disruption to plaintiffs' lives," $25,000,000 in punitive damages, and $15,000,000 to establish a "trust account" for monitoring indoor air quality and other remedies." The Company believes that its potential liability with respect to this site, if any, is not material. Therefore, based on the information currently available, management does not believe the outcome of this suit will have a material adverse impact on the Company's operations or financial condition. Defense of this case has been assumed by the Company's insurance carrier, subject to a reservation of rights.

On July 30, 2001, the Company received a letter from the New York State Department of Environmental Conservation (the DEC) advising the Company that it is a potentially responsible party with respect to environmental contamination at the site mentioned above located in Gowanda, New York, which was sold by the Company to Gowanda Electronics Corp. prior to 1980. The letter from the DEC states that a Remedial Investigation and Feasibility Study has been conducted at the site and a remediation plan selected. Based on information currently available, the Company believes that its potential liability with respect to current action by the DEC with regard to this site will not have a material adverse impact on the Company's operations or financial condition. Defense of this matter has been assumed by the Company's insurance carrier, subject to a reservation of rights.

In September 1998 and subsequent months, the Company was named as an additional defendant in approximately 140 cases pending in state court in Massachusetts. The plaintiffs in each case assert that a division of the Company manufactured and furnished to various shipyards components containing asbestos during the period from 1948 to 1972 and that injuries resulted from exposure to such products. The assets of this division were sold by the Company in 1973. During the process of discovery in certain of these actions, documents from sources outside the Company have been produced which indicate that the Company appears to have been included in the chain of title for certain wall panels which contained asbestos and which were delivered to the Massachusetts shipyards. Defense of these cases has been assumed by the Company's insurance carrier, subject to a reservation of rights. As of February 21, 2003, settlement agreements have been entered in 14 cases with funds authorized and provided by the Company's insurance carrier. Further, over 70 cases originally filed in 1995, 1996, 1997, 1998 and 1999 against other defendants to which the Company was joined as an additional defendant have been terminated as to the Company without liability to the Company under Massachusetts procedural rules. Therefore, the balance of unresolved cases against the Company as of February 21, 2003 is approximately 55 cases originally filed against other defendants in 2000 through 2002.

In June 2002, the Company was named as a defendant in a lawsuit titled "Alfred Todak and Stephanie Todak v. Allen Bradley Company, et al" filed in King County Superior Court, King County, Washington. The plaintiffs assert that the Company, together with multiple additional named and unnamed defendants, manufactured and sold products containing asbestos exposure to which has resulted in injury to the plaintiffs. The plaintiffs are seeking unspecified economic damages. Defense of the case has been assumed by the Company's insurance carrier, subject to a reservation of rights.

While the Company cannot predict what the ultimate resolution of these asbestos cases may be because the discovery proceedings on the cases are not complete, based upon the Company's experience to date with similar cases, as well as the assumption that insurance coverage will continue to be provided with respect to these case, at the present time, the Company does not believe that the outcome of these cases will have a significant adverse impact on the Company's operations or financial condition.

The Company is involved in other claims and litigation from time to time in the normal course of business. The Company does not believe these matters will have a significant adverse impact on the Company's operations or financial condition.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting and financial disclosures during 2001 or 2000.

PART III

Item 10, 11, 12 and 13 will be contained in American Locker Group Incorporated's Annual Proxy Statement, incorporated herein by reference, which will be filed within 120 days after year-end.

ITEM 14. CONTROLS AND PROCEDURES

As of a date within 90 days of the filing date of this report, based on an evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) each of the chief executive officer and the principal accounting officer of the Company has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its Exchange Act reports is recorded, processed, summarized and reported within the applicable time periods specified by the SEC's rules and forms.

There were no significant changes in the Company's internal controls or in any other factors that could significantly affect those controls subsequent to the date of the most recent evaluation of the Company's internal controls by the Company, including any corrective actions with regard to any significant deficiencies or material weaknesses.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The documents filed as part of this report are as follows:

1. Financial Statements
2. Financial Statement Schedules

See Index to Financial Statements and Financial Statement Schedules
All other consolidated financial schedules are omitted because they are inapplicable, not required or the information is included elsewhere in the consolidated financial statements or the notes thereto.

3. Exhibits

(a) Exhibits required by Item 601 of Regulation S-K are submitted as a separate section herein immediately following the "Exhibit Index".

(b) Reports on Form 8-K filed in the fourth quarter of 2002.

(i) Report on Form 8-K filed November 21, 2002

American Locker Group Incorporated

Index to Financial Statements and Financial Statement Schedules

The financial statements together with the report of Ernst & Young LLP dated February 21, 2003, is included in Item 8 Financial Statements and Supplementary Data in the Annual Report on Form 10-K.

Financial Schedules for the years 2002, 2001 and 2000:

Valuation and Qualifying Accounts

Schedule II

American Locker Group Incorporated

Valuation and Qualifying Accounts

Year	Description	Balance at the Beginning of Year	Additions Charged to Costs and Expense	Deductions	Balance at End of Year
Year ended 2002					
	Allowance for Doubtful Accounts	$249,000	$111,000	$(27,000)	$ 333,000
	Reserve for Inventory Valuation	406,000	(49,000)	-	35,700
Year ended 2001					
	Allowance for Doubtful Accounts	$324,000	$ 15,000	$(90,000)	$ 249,000
	Reserve for Inventory Valuation	252,000	154,000	-	406,000
Year ended 2000					
	Allowance for Doubtful Accounts	$222,000	$138,000	$(36,000)	$ 324,000
	Reserve for Inventory Valuation	194,000	58,000	-	252,000

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN LOCKER GROUP INCORPORATED

/s/Edward F. Ruttenberg
Edward F. Ruttenberg
Chairman and Chief Executive
Officer

/s/Wayne L. Nelson
Wayne L. Nelson
Principal Accounting Officer and Assistant Secretary

March 18, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Edward F. Ruttenberg Edward F. Ruttenberg	Chairman, Chief Executive Officer and Director	March 18, 2003
/s/Roy J. Glosser Roy J. Glosser	President, Chief Operating Officer, Treasurer and Director	March 18, 2003
/s/Alan H. Finegold Alan H. Finegold	Director	March 18, 2003
/s/Thomas Lynch, IV Thomas Lynch, IV	Director	March 18, 2003
/s/Lawrence J. Goldstein Lawrence J. Goldstein	Director	March 18, 2003
/s/Jeffrey C. Swoveland Jeffrey C. Swoveland	Director	March 18, 2003
/s/Donald I. Dussing, Jr. Donald I. Dussing, Jr.	Director	March 18, 2003

EXHIBIT INDEX

Exhibit No.		Prior Filing or Sequential Page No. Herein
3.1	Certificate of Incorporation of American Locker Group Incorporated	Exhibits to Form 10-K for Year ended December 31, 1980
3.2	Amendment to Certificate of Incorporation changing name of company	Form 10-C filed May 6, 1985
3.3	Amendment to Certificate of Incorporation limiting liability of Directors and Officers	Exhibit to Form 10-K for year ended December 31, 1987
3.4	By-laws of American Locker Group Incorporated as amended and restated	Exhibit to Form 10-K for year ended December 31, 1985
3.5	Certificate of Designations of Series A Junior Participating Preferred Stock	Exhibit to Form 10-K for year ended December 31, 1999
3.6	Amendment to By-laws of American Locker Group Incorporated dated January 15, 1992	Exhibit to Form 10-K for year ended December 31, 1991
3.7	Amendment to Bylaws dated March 3, 1999	Exhibit to Form 10-K for year ended December 31, 1998
3.8	Amendment to Bylaws dated November 19, 1999	Exhibit to Form 10-K for year ended December 31, 1999
10.1	American Locker Group Incorporated 1988 Stock Incentive Plan	Exhibit to Form 10-K for year ended December 31, 1988
10.2	First Amendment dated March 28, 1990 to American Locker Group Incorporated 1988 Stock Incentive Plan	Exhibit to Form 10-K for year ended December 31, 1989
10.3	Form of Indemnification Agreement between American Locker Group Incorporated and its directors and officers	Exhibit to Form 10-K for year ended December 31, 1987

10.4	Corporate Term Loan Agreement between American Locker Group Incorporated and Manufacturers and Traders Trust Company covering $2,400,000 loan	Exhibit to Form 10-K for year ended December 31, 1991
10.5	Approved Line of Credit from Manufacturers and Traders Trust Company to American Locker Group Incorporated in the amount of $1,000,000	Exhibit to Form 10-K for year ended December 31, 1990
10.6	Amendment Agreement dated May 1, 1994 between Manufacturing and Traders Trust Company and American Locker Group Incorporated [Increase in Term Loan to $1,850,000]	Exhibit to Form 10-KSB for year ended December 31, 1994
10.7	Amendment Agreement dated March 12, 1996 between Manufacturing and Traders Trust Company and American Locker Group Incorporated [Increase in Term Loan to $1,800,000]	Exhibit to Form 10-KSB for year ended December 31, 1995
10.8	Employment Agreement between American Locker Group Incorporated and Roy J. Glosser	Exhibit to Form 10-QSB for quarter ended June 30, 1996
10.9	Amendment dated as of March 3, 1999 to Employment Agreement between American Locker Group Incorporated and Roy J. Glosser	Exhibit to Form 10-KSB for year ended December 31, 1998
10.10	Second Amendment dated May 20, 2002 to Employment Agreement between American Locker Group Incorporated and Roy J. Glosser	Exhibit to Form 10Q for quarter ended June 30, 2002
10.11	Manufacturing Agreement dated as of October 1, 2000 between American Locker Security Systems Inc. and Signore, Inc.	Exhibit to Form 10-K for year ended December 31, 2000
10.14	Contract dated March 27, 1996 between the U.S. Postal Service and American Locker Security Systems, Inc.	Exhibit to Form 10-QSB for the quarter ended March 31, 1996
10.15	Modification #MO3 to USPS Contract #072368-96-B-0741 dated April 16, 1997	Exhibits to Form 10-QSB for the quarter ended March 31, 1997

10.18	Amendment dated August 22, 1997 to Corporate Term Loan Agreement dated August 30, 1991 between American Locker Group Incorporated and Manufacturers and Traders Trust Company	Exhibit to Form 10-QSB for the quarter ended September 30, 1997
10.19	Modification M05 to USPS Contract #072368-96-B-0741, dated October 9, 1997, which replaces steel pedestals with aluminum pedestals for American Locker Outdoor Parcel Lockers	Exhibit to Form 10-QSB for the quarter ended September 30, 1997
10.20	Modification M06 to USPS Contract #072368-96-B-0741, dated October 23, 1997 regarding prices and minimum quantities through April 14, 1998	Exhibit to Form 10-QSB for the quarter ended September 30, 1997
10.20	Modification M07 to USPS Contract #072368-96-B-0741, dated April 14, 1998 regarding prices and minimum quantities	Exhibit to Form 10-QSB for quarter ended March 31, 1998
10.21	Modification #M010 to USPS Contract #072368-96-B-0741, dated May 6, 1999	Exhibit to Form 10-QSB for the quarter ended March 31, 1999
10.23	American Locker Group Incorporated 1999 Stock Incentive Plan	Exhibit to Form 10-QSB for the quarter ended June 30, 1999
10.24	Amendment dated June 9, 1999 between American Locker Group Incorporated and Manufacturers and Traders Trust Company	Exhibit to Form 10-QSB for the quarter ended June 30, 1999
10.25	Rights Agreement dated November 19, 1999 between American Locker Group Incorporated and Chase Mellon Shareholder Services LLC	Exhibit to Form 8-K dated November 18, 1999
10.26	Form of American Locker Group Incorporated Supplemental Executive Retirement Benefit Plan	Exhibit to Form 10-QSB for year ending December 31, 1998
10.27	Employment Agreement dated November 19, 1999 between American Locker Group Incorporated and Edward F. Ruttenberg	Exhibit to Form 10-K for year ended December 31, 1999

10.28	Amendment dated May 20, 2002 to Employment Agreement between American Locker Group Incorporated and Edward F. Ruttenberg	Exhibit to Form 10Q for quarter ending June 30, 2002
10.29	Form of Option Agreement under 1999 Stock Incentive Plan	Exhibit to Form 10-K for year ended December 31, 1999
10.30	Promissory Note dated July 6, 2001 made by American Locker Group Incorporated in favor of Janie D'Addio	Exhibit to Form 8-K filed July 12, 2001
10.31	Amendment Agreement dated as of July 5, 2001 between American Locker Group Incorporated and Manufacturers and Traders Trust Company	Exhibit to Form 8-K filed July 12, 2001
10.32	Deed of Trust Note dated as of July 5, 2001 made by ALTRECO, Incorporated in favor of M&T Real Estate, Inc.	Exhibit to Form 8-K filed July 12, 2001
22.1	List of Subsidiaries	Page ____
23.1	Consent of Ernst&Young LLP	Page ____
99.1	Certification Pursuant to 18 V.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Page ____

Certifications

I, Edward F. Ruttenberg, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of American Locker Group Incorporated (the "Registrant"):
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date March 18, 2003

By: /s/Edward F. Ruttenberg
Edward F. Ruttenberg
Chief Executive Officer

Certifications

I, Wayne L. Nelson, Principal Accounting Officer, certify that:

1. I have reviewed this annual report on Form 10-K of American Locker Group Incorporated (the "Registrant"):
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; an

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 18, 2003

By: /s/Wayne L. Nelson
Wayne L. Nelson
Principal Accounting Officer

Exhibit 22.1 List of Subsidiaries

The following companies are subsidiaries of the Company and are included in the consolidated financial statements of the Company:

NAME	Jurisdiction of Organization	Percentage of Voting Securities Owned
American Locker Security Systems, Inc.	Delaware	100%
American Locker Company, Inc.	Delaware	100%
American Locker Company of Canada, Ltd.	Dominion of Canada	100% (1)
Canadian Locker Company, Ltd.	Dominion of Canada	100% (2)
American Locker Security Systems International	Virgin Islands	100% (1)
Security Manufacturing Corporation	Delaware	100%(1)
B.L.L. Corporation	Texas	100%(1)
ALTRECO, Incorporated	Delaware	100%(1)

(1) Owned by American Locker Security Systems, Inc.
(2) Owned by American Locker Company of Canada, Ltd.

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-86494) pertaining to the American Locker Group Incorporated 1999 Stock Incentive Plan of our report dated February 21, 2003, with respect to the consolidated financial statements and schedule of American Locker Group Incorporated included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

Buffalo, New York
March 18, 2003

Exhibit 99.1 Certifications

Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Edward F. Ruttenberg, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

The Annual Report on Form 10-K for the fiscal year ended December 31, 2002 of American Locker Group Incorporated (the Company) fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 18, 2003

/s/ Edward F. Ruttenberg
Edward F. Ruttenberg
Chief Executive Officer

I, Wayne L. Nelson, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

The Annual Report on Form 10-K for the fiscal year ended December 31, 2002 of American Locker Group Incorporated (the Company) fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 18, 2003

/s/ Wayne L. Nelson
Wayne L. Nelson
Principal Accounting Officer

Corporate Directory

Officers

Edward F. Ruttenberg
Chairman and Chief Executive Officer

Roy J. Glosser
President, Chief Operating Officer and Treasurer

Charles E. Harris
Secretary

Directors

†Edward F. Ruttenberg
Chairman and Chief Executive Officer

†Roy J. Glosser
President, Chief Operating Officer and Treasurer

†Alan H. Finegold
Attorney, Law Offices of Alan H. Finegold, LLC
Pittsburgh, Pennsylvania

§*Thomas Lynch, IV
First Vice President
Janney, Montgomery & Scott
Pittsburgh, Pennsylvania

Lawrence J. Goldstein
President - SMP Asset Management, LLC
General Partner – Santa Monica Partners, L.P.
Larchmont, New York

§*Jeffrey C. Swoveland
Chief Financial Officer
BodyMedia
Pittsburgh, Pennsylvania

*§ Donald I. Dussing, Jr.
President – Buffalo Division
Manufacturers and Traders Trust Company
Buffalo, New York

† Member Executive Committee
* Member Audit Committee
§ Member Stock Option-Executive Compensation Committee

Internet Website

www.americanlocker.com

Counsel

Kirkpatrick & Lockhart LLP
Pittsburgh, Pennsylvania
www.kl.com

Registrar and Transfer Agent

ChaseMellon Shareholder Services LLP
Pittsburgh, Pennsylvania
www.mellon-investor.com

Independent Auditors

Ernst & Young LLP
Buffalo, New York

Stock Traded

Over the Counter
NASDAQ National Market System
Trading Symbol -- ALGI




AMERICAN
LOCKER GROUP
INCORPORATED

American Locker Group Incorporated
608 Allen Street
Jamestown, NY 14701
Phone: 716/664-9600
Fax: 716/483-2822
www.americanlocker.com

Edward F. Ruttenberg
Chairman's Office
5864 Aylesboro Avenue
Pittsburgh, PA 15217
Phone: 412/422-2377
Fax: 412/422-2378